Exhibit 99.1

LogProstyle Inc. Aoyama Building 13th Floor, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, 107-0061, Japan https://www.logprostyle.co.jp/

LogProstyle Reports First Half Fiscal Year 2026 Results

December 22, 2025

LogProstyle Inc. (NYSE American: LGPS) (the “Company” or “LogProstyle”), a leading real estate renovation and resale, development, hotel and restaurant management company, today announced its first half fiscal year 2026 financial results for the period ended September 30, 2025. References in this earnings release to “JPY” or “¥” refer to Japanese yen and “US$” refers to United States dollars. Convenience translations included in this earnings release of Japanese yen into United States dollars have been made at the exchange rate of ¥147.97 = US$1.00, which was the foreign exchange rate on September 30, 2025.

First Half Fiscal Year 2026 Summary

(First half fiscal year 2026 results for the six-month period ended September 30, 2025, compared to the comparable six-month period of 2024)

●	Total revenue of JPY10,324 million (US$69.8 million) compared to JPY10,518 million.

●	Gross profit increased 25% to JPY2,196 million (US$14.8 million), margin expansion of over 460 basis points to 21.3% from 16.6%.

●	Operating income reached JPY884 million (US$6 million), up 31% from JPY673 million. Operating margin increased by 217 basis points to 8.6% from 6.4%.

●	Net income increased 34% to JPY494 million (US$3.3 million) from JPY369 million. Basic earnings per share grew by JPY3.85 to JPY20.90 (US$0.14), and diluted earnings per share grew by JPY 3.63 to JPY 20.68 (US$0.14).

●	Equity ratio expanded by 136 basis points to 17.0%.

Results Summary for the First Half Fiscal Year 2026
(US$ and ¥ in millions except per share data)	1H FY2026 ($USD)		1H FY2026 (¥JPY)	1H FY2025 (¥JPY)	YoY Change
Revenue	US$	69.8	¥10,324	¥10,518	(2)%
Gross Profit	US$	14.8	¥2,196	¥1,750	25%
Gross Margin		21.3%	21.3%	16.6%	463 bps
Operating Income	US$	6.0	¥884	¥673	31%
Operating Margin		8.6%	8.6%	6.4%	217 bps
Net Income	US$	3.3	¥494	¥369	34%
Basic EPS	US$	0.14	¥20.90	¥17.05	¥3.85
Diluted EPS	US$	0.14	¥20.68	¥17.05	¥3.63

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Yasuyuki Nozawa, Representative Director, President and CEO of LogProstyle said, “Our performance in the first half of fiscal year 2026 demonstrates the resilience of our business model and the continued progress across our core real estate and hospitality business lines. Despite modest revenue declines, we delivered material margin expansion and profit generation, largely attributed to disciplined cost management and proven track record navigating the Japanese real estate market. We are pleased with the performance of our hospitality business, with robust inbound tourism driving improved occupancy and higher average daily rates. As we look ahead to the back-half of the year, we remain focused on strengthening our balance sheet, accelerating our development pipelines, and enhancing operational efficiency. Our strategic priorities remain centered on long-term sustainable growth and value creation for our shareholders.”

Financial highlights:

Revenue for the first six months of fiscal year 2026 in the period ended September 30, 2025, reached JPY10,324 million (US$69.8 million), declined slightly by 2% compared to JPY10,518 million in the year ago period. Real estate generated JPY9,498 million (US$64.2 million) in revenue, roughly stable versus JPY9,627 million in the year ago period. The moderate decline in real estate revenue was driven primarily by a reduction in the number of units sold, partially offset by an increase in sales of new real estate development projects. Hotel revenue of JPY642 million (US$4.3 million), increased by 10.7% compared to JPY580 million in the comparable year-ago period. Revenue growth was driven by an increase in occupancy rates from 68.2% to 70.8% in the six months ended September 30, 2025, and the higher average daily rates which increased from JPY19.6 thousand (US$130) to JPY21.3 thousand (US$140).

Gross profit increased by 25% to JPY2,196 million (US$14.8 million), up from JPY1,750 million, with gross margin expanding by 463 basis points to 21.3% from 16.6% in the prior year period. The gross margin expansion was supported by diligent cost controls and pricing power, partially offset by lower revenue.

Operating expenses increased by 22% to JPY1,311 million (US$8.9 million) from JPY1,077 million in the prior-year period. The increase in operating expenses was driven by costs associated with being a public company, and higher payroll costs. Operating income reached JPY884 million (US$6 million), an increase of 31% compared with JPY673 million in the comparable year-ago period. Operating margin expanded by 217 basis points to 8.6%, up from 6.4%, supported by stable revenue and rigorous expense management.

Net income for the first six months of fiscal year 2026 reached JPY494 million (US$3.3 million), up 34% compared with the JPY369 million in the year-ago period. Basic earnings per share increased by ¥3.85 to ¥20.90 (US$0.14) from ¥17.05, and diluted earnings per share increased by ¥3.63 to ¥20.68 (US$0.14) from ¥17.05.

EBITDA reached JPY927 million (US$6.3 million), up 28% from JPY723 in the year ago period of fiscal 2025. EBITDA margin expanded by 210 basis points to 9.0% from 6.9% in the year ago period.

Cash and cash equivalents of JPY1,161 million (US$7.8 million) at September 30, 2025, compared with JPY2,121 million at March 31, 2025.

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Operational highlights:

●	In October, LogProstyle announced a land acquisition for the development of its second hotel in the Asakusa district of Tokyo. Expected to open in October of 2028, LogProstyle’s footprint expands to five strategically located hotels in the leading tourism markets of Japan. Situated on over 280 square meters of land in one of Tokyo’s most atmospheric and historically rich neighborhoods, this latest hotel property is located within 300 meters from PROSTYLE RYOKAN Asakusa Tokyo, enabling operational synergies between the two hotels.

●	Effective August 2025, LogProstyle engaged with Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”) to serve as an intermediary for the buying and selling of its shares. In line with the strategy of driving sustainable growth and long-term value creation for shareholders, the engagement marks an important milestone in enhancing liquidity and distribution, while expanding access to global institutional and individual investors.

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LogProstyle Inc.

CONSOLIDATED BALANCE SHEETS

(Yen in thousands, except share data)

	September 30,2025	March 31,2025
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	¥1,161,203	¥2,120,515
Trade notes and accounts receivable, net	97,590	138,373
Inventories, net	15,036,477	13,612,387
Consumption tax receivable	137,380	5,749
Short-term investments	156,214	182,030
Other current assets	536,948	353,579
Total current assets	17,125,812	16,412,633
Non-current assets
Property, plant and equipment, net	424,770	357,527
Operating lease right-of-use assets	4,246,457	4,481,941
Software	25,349	27,792
Leasehold and guarantee deposits	395,137	465,968
Deferred tax assets	435,123	458,767
Other non-current assets	776,860	363,608
Allowance for credit losses	(75,044)	(84,048)
Total non-current assets	6,228,652	6,071,555
Total assets	¥23,354,464	¥22,484,188

LIABILITIES
Current liabilities
Accounts payable	¥303,760	¥597,708
Accrued expenses	148,554	112,661
Short-term loans	1,861,566	1,885,259
Current portion of bonds	6,323	28,620
Current portion of long-term loans	4,001,512	4,025,343
Operating lease liabilities, current	475,229	463,129
Finance lease liabilities, current	8,019	8,400
Contract liabilities	91,659	252,260
Income taxes payable	256,081	248,885
Other current liabilities	176,528	254,956
Total current liabilities	7,329,231	7,877,221
Non-current liabilities
Bond	38,720	-
Long-term loans	8,010,676	6,858,607
Operating lease liabilities, non-current	3,863,265	4,090,933
Finance lease liabilities, non-current	15,228	19,062
Other non-current liabilities	126,351	121,146
Total non-current liabilities	12,054,240	11,089,748
Total liabilities	¥19,383,471	¥18,966,969
SHAREHOLDERS’ EQUITY
Common shares: 81,498,000 shares authorized, 23,652,110 shares issued and 23,628,452 shares outstanding as of September 30, 2025 and March 31, 2025 with no stated value.	¥924,817	¥924,817
Capital surplus	1,445,333	1,445,333
Additional paid in capital	(197,466)	(238,115)
Retained earnings	1,813,103	1,397,387
Treasury shares	(2,539)	(2,539)
Accumulated other comprehensive loss	(12,255)	(9,664)
Total shareholders’ equity	3,970,993	3,517,219
Total liabilities and equity	¥23,354,464	¥22,484,188

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LogProstyle Inc.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Yen in thousands, except share and per share data)

	For the Six Months Ended September 30,
	2025	2024
Revenue:	¥10,324,388	¥10,518,468
Cost of revenue	(8,128,849)	(8,768,666)
Gross profit	2,195,539	1,749,802

Operating expenses
Selling, general and administrative expenses	(1,311,386)	(1,077,092)
Total operating expenses	(1,311,386)	(1,077,092)

Operating income	884,153	672,710

Other income (expenses):
Interest expenses	(126,237)	(109,535)
Other income, net	5,301	5,871
Total other expenses	(120,936)	(103,664)

Income before income taxes	763,217	569,046
Income tax expenses	(268,798)	(199,891)
Net income	494,419	369,155

Other comprehensive income (loss)
Foreign currency translation adjustment	(2,591)	(9,114)
Total comprehensive income	¥491,828	¥360,041
Earnings per share:
Basic	¥20.90	¥17.05
Diluted	20.68	17.05
Weighted average number of shares of common stock outstanding
Basic	23,652,110	21,652,110
Diluted	23,906,208	21,652,110

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LogProstyle Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Yen in thousands)

	For the Six Months Ended September 30,
	2025	2024
Cash flows from operating activities:
Net income	¥494,419	¥369,155
Depreciation and amortization	42,794	50,249
Amortization of debt issuance costs	32,222	34,665
Stock-based compensation expenses	40,649	-
Deferred income taxes	23,644	95,736
Provision of allowance for credit losses	(9,004)	-
Changes in operating assets and liabilities:
Decrease in trade notes and accounts receivable, net	40,783	51,518
(Increase) decrease in inventories, net	(1,424,090)	1,339,815
(Increase) decrease in consumption taxes receivable	(131,631)	22,899
(Increase) decrease in prepaid expenses	(195,177)	12,795
(Increase) in advances to vendors	(9,313)	(42,793)
Decrease (increase) in leasehold and guarantee deposits	70,831	(7,875)
(Increase) decrease in long-term prepaid expenses	(406,129)	125
Increase in accounts payables	38,018	943
Increase (decrease) in accrued expenses	35,893	(100,303)
Increase in income taxes payable	7,196	42,200
(Decrease) in contract liabilities	(160,601)	(59,719)
Increase in deposits received	28,773	12,060
Other, net	(59,989)	71,689
Net cash flows (used in) provided by operating activities	(1,540,712)	1,893,159

Cash flows from investing activities:
Purchase of short-term investments	(30,064)	(118,000)
Proceeds from sales of short-term investments	55,880	73,800
Purchases of property, plant and equipment, net	(104,682)	(32,745)
Purchases of software	(2,584)	(15,963)
Purchases of long-term investments	-	(270,000)
Purchases of investments in capital	(3,270)	(1,220)
Other, net	-	(77)
Net cash flows used in investing activities	(84,720)	(364,205)

Cash flows from financing activities:
(Decrease) increase in short-term borrowings, net	(20,681)	127,254
Borrowings from long-term loans	7,180,708	4,633,208
Repayments for long-term loans	(6,030,730)	(6,728,724)
Proceeds from issuance of bonds	50,000	-
Redemption of bonds	(28,620)	(24,640)
Payments for finance leases	(4,216)	(4,148)
Payment for debt issuance costs	(68,504)	(15,304)
Payments for dividends	(78,703)
Payments of listing expenses	(331,966)	(100,180)
Net cash flows provided by (used in) financing activities	667,288	(2,112,534)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,168)	2,830
Net (decrease) in cash and cash equivalents	(959,312)	(580,750)
Cash and cash equivalents at the beginning of period	2,120,515	1,218,241
Cash and cash equivalents at the end of period	¥1,161,203	¥637,491

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	¥279,310	¥255,293
Cash paid for taxes	¥260,665	¥67,666
Cash refund for taxes	884	3,348

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LogProstyle Inc.

REVENUE BY BUSINESS SEGMENT

(US$ and ¥ thousands)

	Six Months Ended September 30,
	2025($)	2025(¥)	2024(¥)	YoY %
Real Estate	$64,190	¥9,498,243	¥9,627,373	(1.3)%
Hotel	4,340	642,236	579,914	10.7%
Other	1,243	183,909	311,181	(40.9)%
Total Revenue	$69,773	¥10,324,388	¥10,518,468	(1.8)%

LogProstyle Inc.

Reconciliation of Operating Income to EBITDA

(US$ and ¥ in million)

	Six Months Ended September 30,
	2025($)	2025(¥)	2024(¥)
Operating income	$6	¥884	¥673
Depreciation and amortization	0.3	43	50
EBITDA	$6.2	¥927	¥723

EBITDA is a non-GAAP financial measure. Management believes that EBITDA provides useful information for investors to evaluate the Company’s operating performance and cash-generating ability. It is also used by management for internal purposes, including performance evaluation and budgeting. EBITDA is not a measure defined under US-GAAP or IFRS and may not be comparable to similar metrics disclosed by other companies.

Forward-Looking Statements Disclaimer:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company’s future financial performance, operating results, business strategy, capital resources, liquidity, development pipeline, operational efficiency, and long-term growth objectives. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include, but are not limited to, changes in economic conditions, real estate and hospitality market conditions, interest rate fluctuations, construction and development risks, cost inflation, regulatory changes, foreign exchange fluctuations, and other risks related to the Company’s business operations, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on July 7, 2025. Forward-looking statements speak only as of the date they are made and the Company undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. Any references to our website have been provided as a convenience, and the information contained on such website is not incorporated by reference into this press release.

About LogProstyle Inc.

LogProstyle Inc. is involved in a wide range of businesses, including real estate development, hotel management, and restaurant management. With the slogan “redefine life style,” the Company is working on various projects with the aim of illustrating an innovative and sustainable lifestyle. LogProstyle is the first unlisted Japanese company to list its Japanese common shares directly on a major United States stock exchange rather than through American Depositary Receipts (ADRs).

Contacts

LogProstyle Inc., Investor Relations, ir@logprostyle.co.jp

Hayden IR, Investor Relations, corbin@haydenir.com